SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Buys 33 1/3% Stake in HD Video Editing Leader Canopus, Intends to Launch Public Tender Offer to Acquire Remaining Shares

Adds Critical Video Editing to Grass Valley ProAV and Broadcast Portfolio – Key Revenue Growth Boosters for Thomson

Paris/Tokyo, December 5, 2005 –Thomson (Euronext Paris: 18453; NYSE: TMS) today announced that it has signed an agreement to acquire 33 1/3% of the issued and outstanding shares of Canopus Co., Ltd, a Japan-based leader in high-definition desktop video editing software, through a private transaction with Chairman and CEO, Hiroshi Yamada, and members of his immediate family. Thomson also disclosed today that it will launch a public tender offer for the remaining Canopus shares on Tuesday, December 6, 2005.

The value of the private transaction combined with the pending tender offer would represent approximately €91.3 million (¥12.8 billion) on an equity value basis.  Canopus had net debt, including debt secured on real estate owned by Canopus, of €5.2 million (¥712.6 million), as of August 31, 2005.  Total Canopus revenues for the 12 months to August 31st 2005 were €50 million (approximately ¥6.8 billion) of which €40.5 million (¥5.5 billion) were in the core ProAV and video editing positions. The profitability of these operations, together with synergies, will result in a neutral impact on core business earnings in the first year and accretion thereafter. Overall, the business meets Thomson’s acquisition criteria.

Taken with the discussions with Thalès on Thalès Broadcast & Multimedia (broadcasting and IP-TV), this transaction completes Thomson’s external initiatives for its Grass Valley Broadcast & Networks business.  Grass Valley is a key element of Thomson’s Two Year Plan, as one of four primary revenue growth boosters. The acquisition fits with Thomson’s objectives to broaden its media and entertainment client base -- and to support that, accelerated delivery of technologies ranging from desktop video editing, video over IP, and digital media conversion, among others. Accordingly, Thomson has now completed the external growth actions of its key primary boosters required for the Two Year Plan.

Acquisition Strengthens Grass Valley Position

In addition to offering leading PC-based, multi-format digital and HD video editing systems, Canopus is a leading supplier of high-performance video encoding/decoding technology. Canopus also provides leading digital media conversion technologies, including a range of specialized devices that bridge the video/audio and PC worlds, allowing content to be moved easily between these different environments. Finally, Canopus also produces a multi-channel, multi-location video delivery solution that uses standard IP networks and display devices in enterprise-type applications such as digital signage for advertising and VOD applications for in-house video systems.

The Canopus product offering strengthens Grass Valley’s position in several markets. Thomson and Canopus agree on the substantial opportunities which exist in professional video (Pro Video or non-broadcast video production applications), and professional A/V (ProAV or applications such as university or corporate media centers and distance learning). Based on internal and third-party data, Canopus technologies are estimated to address markets exceeding €1 billion, which Thomson does not address today.

“Canopus brings important products and technologies that allow us to address multiple facets of our growth strategy and accelerate key elements of our R&D roadmap,” said Marc Valentin, president of the Grass Valley business within Thomson. “Truly, we are acquiring a star with Canopus.”

“This combination will be positive for Canopus, for Grass Valley and Thomson, and for our mutual customers,” said Mr. Yamada. “Our sales organizations are very complementary. We look forward to strengthening Thomson’s presence in Japan and Asia, and to the Grass Valley sales organization creating even broader access to Canopus solutions by customers globally.”

Mr. Yamada will continue to play a leadership role in managing the Canopus business and in seizing the opportunities offered to the combined business by the professional AV and video editing markets. It is anticipated that the current Canopus management team will continue to lead the day-to-day business with the support and guidance of Grass Valley senior management.

Under terms of the private transaction, Thomson is acquiring 33 1/3% of the issued and outstanding shares of Canopus from Mr. Yamada and his family. The purchase consideration will be settled 50% in cash and 50% in (821,917) Thomson S.A. shares.  Mr. Yamada, the single largest shareholder of Canopus, together with his family holds a total of approximately 40% of the shares of Canopus.

The planned public tender offer is expected to last for a period of at least 42 days, and is anticipated to close January 16, 2006. Thomson is offering ¥148,000 per share, which reflects a premium of nearly 20% over the 30-day average closing price to December 2, 2005 of ¥123,900.

Thomson will purchase all shares tendered to it, conditional upon receiving enough tenders to bring its shareholding in Canopus to a minimum of 77.87%.  It is Thomson’s ultimate intention to acquire 100% of the issued shares of Canopus and to fully integrate the company with its Grass Valley business, as well as to delist Canopus from the Tokyo Stock Exchange (assuming successful completion of the acquisition).

Webcast, On-Demand Replay

A live Webcast of a press conference that will be held today at 6 p.m. in Tokyo/10 a.m. Paris time can be accessed in English at:

http://www.irwebcasting.com/live/051205/02/c6e5fe2ae6/index.html

It can be accessed live in Japanese at:

http://www.irwebcasting.com/live/051205/01/index.html

Starting Dec. 6 and through Dec. 12, an on-demand Webcast can be accessed in English at:

http://www.irwebcasting.com/051205/02/b647d8eee3/index.html

The on-demand replay can be accessed in Japanese at:

http://www.irwebcasting.com/051205/01/index.html

#   #   #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Canopus

Canopus designs and markets award-winning digital video and graphics solutions for professionals and enthusiasts. The company combines innovative hardware and software designs to achieve new standards in performance, functionality and reliability. Industry leaders worldwide recognize Canopus’ advanced HD, HDV, DV and MPEG codec technologies, which are featured in the company’s acclaimed video editing solutions, transcoding products, and network-based video distribution systems.

Canopus has worldwide locations in Tokyo, the U.S., U.K., Germany~~,~~ and China in addition to an extensive worldwide distribution network, including locations in Australia, and Italy. Its primary markets are broadcast, professional video, corporate and enterprise, and government and education.

About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net. Thomson recorded global consolidated annual revenue from its core businesses (excluding Displays & Consumer Electronics Partnerships) of €5,867 million (¥788 billion) for the year ending December 31, 2004. As of Nov. 30, 2005, Thomson’s total market capitalization was €4,772 million (¥673 billion).

Thomson's Systems and Equipment division develops video and film technologies, products and services sold to all major Hollywood studios, all major television, satellite, and cable broadcasters under the Grass Valley and Thomson brand-names for the delivery of analog and digital entertainment.  The division also includes set-top boxes, telecommunications and connectivity businesses. For information about Grass Valley products from Thomson please visit www.thomsongrassvalley.com.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Laura Barber-Miller	+503-526-7904	laura.barber-miller@thomson.net
In Japan :Deborah Hayden	+81 3 5404 0640	dhayden@gajapan.co.jp
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press Release

Award of TV5 Monde Global Contract for Channel Origination Services to Boost Thomson’s Network Services Business

Paris, December 2, 2005 —TV5 Monde has chosen Thomson (Euronext 18453; NYSE: TMS) to install and manage its new television centre for seven years.  TV5 Monde is an international broadcaster based in Paris which provides 7 television channels on 5 continents, making it the world’s second largest broadcaster in terms of measured viewers.  This agreement confirms Thomson’s role as a leading provider of services to TV channels and operators, in line with the strategy the Group defined in its Two-Year Plan, which identified Thomson’s Network Services business as a primary booster of growth.  The agreement will also contribute to growth in Thomson’s Post-Production business.

Under the long-term agreement, Thomson will design, build and operate Paris-based TV5 Monde’s playout, production, post-production and transmission facility to support the distribution and monitoring of its entire broadcast network. The Group will leverage the industry-leading expertise of its Technicolor-branded Network Services business, particularly for content management, programme editing and management of broadcasting playout centers.

“TV5 Monde’s choice reinforces Thomson’s position as a preferred partner for the provision of technical services to TV channels,” declared Nabil Batlouni, Senior Vice President, Europe, Technicolor Network Services. " This contract demonstrates that it makes sense for content creators and rights owners to outsource their technical services and confirms the Group’s development in this growing sector."

With programmes broadcast by satellite and cable to more than 160 million households in 203 countries, TV5 Monde is the largest French language television network with a measured audience of more than 73 million viewers (besides the 3 million hotel rooms where the programming is broadcast).  It is also the second largest broadcaster of television programmes in the world in terms of measured viewers.  The programmes are broadcast using 55 satellite transponders and over 6,000 cable networks.  From Paris, TV5 Monde sends 7 different feeds:  TV5 France-Belgique-Suisse, TV5 Europe, TV5 Afrique, TV5 Orient, TV5 Asie, TV5 Amérique latine, TV5 Etats-Unis, 24/24 all year round.

#   #   #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press release

Thomson New Digital Cable Set-Top Box for German Market

Certification from Premiere, Germany’s Leading Pay-TV Operator, Applicable for Kabel Deutschland , Europe’s Largest Cable Operator, Will Drive Deployment of Thomson Cable Set-Top Boxes in Dynamic German Market

Paris – Nov. 17, 2005 – Thomson (Euronext 18453; NYSE:TMS), today announced that its DCI1500G cable set-top box is deployable on the network of Kabel Deutschland, Germany´s leading cable operator and has been certified compliant by Pay-TV operator Premiere. Thomson has thus demonstrated its ability to provide best-in-class set-top box technology for the migration to all-digital cable TV across Germany. Thomson will begin rolling out the DCI1500G model to cable subscribers in Q1/2006. The launch of this product reaffirms Thomson’s strategic priority of delivering cutting-edge devices and solutions to its media and entertainment client base.

The Thomson DCI1500G solution offers KDG cable customers a cost-effective and value-added set-top box and underlines KDG’s desire to lead the migration to digital cable TV in Germany which is due to be completed by 2010 as mandated by the German government. With over 19 million homes connected to cable TV services, Germany has Europe’s largest cable subscriber base. To support the expansion of KDG’s digital cable packages, Thomson will launch the set-top box into electronics retailers throughout the country.

Frédéric Kurkjian, Vice President of the worldwide cable business activity within Thomson’s Systems and Equipment Division; “With some 10 million homes connected in Germany, KDG is Europe’s largest network operator and has exciting and ambitious plans to deliver digital services to their customer base. As a leading global provider of triple-play-over-cable solutions, Thomson is ideally positioned to help KDG deliver on this vision.”

“Having the right set-top box technology available to customers is a critical component for the successful development of enhanced all-digital services via our cable network,” said Manuel Cubero, Managing Director at Kabel Deutschland GmbH. We are happy to welcome Thomson to the growing German cable market. Thomson’s in-depth understanding of the digital set-top box market and multiple play technologies will also help us to realise our commitments to new services such as the seamless bundling of voice, video and data, High Definition TV and PVR (Personal Video Recording).”

Technical Features

Responding to the content protection concerns of European broadband operators, the DCI1500 features Nagravision’s™ CAK6.0G digital security platform and conditional access to protect against hacking and piracy. The STB provides a multitude of features for digital TV subscribers, including access to free and Pay-TV programmes, home cinema-quality audio and a comprehensive seven day electronic programme guide. It comes with three language options – German, English and Turkish – and offers family-oriented functions such as parental control channel blocking with a pin-code system.

* * *

Some of the statements contained in this press release, including statements by the management in relation to future expectations, represent “forward-looking statements” in the sense of the “Safe Harbor Statement” by the U.S. Private Securities Litigation Reform Act of 1995. These types of forward-looking statements are based on current expectations and assumptions on the part of the management and are subject to a range of factors and uncertainties which may lead to a considerable deviation of the results actually achieved from the expectations outlined either explicitly or implicitly in the forward-looking statements. This may be due to changes in global economic conditions, industry developments, a shift in the competitive situation or the passing of new legislation. More detailed information on the factors which may influence Thomson’s financial results can be found in the documentation submitted to the U.S. Securities and Exchange Commission

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and equipment, and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Thomson’s Access Platforms and Gateways (AP&G) activity, part of the company’s Systems & Equipment division, is a leading supplier of digital entertainment receivers to the world’s major satellite and terrestrial broadcasters. It is also a major innovator in the provision of digital set-top boxes and high speed modems to cable operators.

In addition, it is one of the leading suppliers of high-speed modems and gateways, Internet Protocol (IP) set top boxes, IP system integration services and telephones to telecom operators and ISPs around the globe.

Also part of Thomson’s Access Platforms & Gateways Business Unit are subsidiaries Inventel and Cirpack.

Complementing Thomson’s offering in IP telephony and triple play services (voice, video and data), Inventel is a European leader in home gateways for fixed broadband network operators and in wireless voice and data communications (DECT, WiFi, Bluetooth), and Cirpack is the European leading provider of softswitch platforms.

You can find more information on AP&G’s products at www.thomson-broadband.com.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 of Germany's states and supplies around 10 million connected TV households in Germany. Kabel Deutschland is Germany's biggest cable network operator. The company develops new packages for digital TV, high-speed Internet and additional services such as telephone connection via cable. KDG offers an open platform for digital TV for all program providers. It operates the networks, markets cable connections and ensures comprehensive service for all matters of cable connectivity. In fiscal 2004/2005 (year ending March 31, 2005), the company reported revenues of more than EUR 1 billion and had around 2,500 employees. In 2003, an investment consortium comprising Apax Partners, Providence Equity and Goldman Sachs Capital Partners took over Kabel Deutschland from Deutsche Telekom.

Thomson Media Relations
Martine Esquirou	+33 1 41 86 53 10	martine.esquirou@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	marie-vincente.pasdeloup@thomson.net
Brenda Clery (AP&G)	+33 6 83 30 57 57	brenda.clery@thomson.net
Claudine Cécille (AP&G)	+33 1 41 86 67 44	claudine.cecille@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Marie Boidot	+33 1 41 86 50 00	Marie.boidot@thomson.net

Press Release

Thomson sees significant opportunities from Analog-to-Digital Cinema Transition

PARIS, France and BURBANK, Calif., — November 10, 2005 —Thomson (Euronext 18453; NYSE: TMS) today announced that its Services division has reached digital cinema usage agreements with DreamWorks, Sony Pictures, Universal Pictures, and Warner Bros. to accelerate the deployment of digital cinema systems in North America.  In addition, the company is in late stage negotiations with Twentieth Century Fox, New Line Cinema, and The Weinstein Company and expects these studios to be part of the initial deployment. The agreements reinforce Thomson’s global leadership in the provision of electronic delivery services and technologies to the world of content producers and distributors.

Thomson’s intended role includes the management of the rollout of digital cinema projection systems covered by the agreements with the studios, as described in the joint press release, plus a wide range of post-production services, network services, including distribution, and the supply and development of equipment and related technology.

These value-added services and equipment are critical components in the creation and distribution of content in a digital environment:

- Post-production services such as digital post-production (including content preparation for digital distribution and projection), content management software, and security solutions

- Network services, including electronic content distribution, through the management of digital distribution centers, as well as digital rights management and security solutions

- Supply of digital broadcast and network equipment (including the installation and maintenance of digital cinema systems)

Accordingly the transition from analog to digital content and distribution creates significant opportunities across all three of Thomson’s divisions – Services, Systems & Equipment and Technology.

In each of these divisions, Thomson’s strategy has been to invest so as to create and reinforce the relationships and capabilities necessary to support the digital transition – in cinema, as well as other media. The increased investment in Research & Development, in Services roll-out, and the bolt-on acquisitions in the Services division, made in 2004 and 2005 to date, all support this strategic goal. As today’s Digital Cinema announcement shows, Thomson is accordingly well placed to seize the exciting business opportunities from the transition.

Specifically concerning the Digital Cinema, Thomson will manage revenues flow from both the physical/analog environment (print fees and distribution charges), and from the digital cinema environment (roll-out, post-production and network services). Thomson estimates that the opportunities from the market for digital cinema services are at least as great as from today’s $1.5bn global film print and distribution market.

“Today’s digital cinema agreements are the first example and a major demonstration of our commitment to assist all of our customers in managing the transition from analog to- digital content and distribution,” said Frank Dangeard, Chairman  & CEO of Thomson. “We look forward to working with all content producers and distributors in helping them achieve this strategic shift successfully.”

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

About Technicolor Digital Cinema

Since its inception in 1999, Technicolor Digital Cinema has been a pioneer in the enabling and advancement of digital cinema initiatives. By actively working side-by-side with key digital cinema stakeholders as a technology enabler and service provider, Technicolor Digital Cinema is utilizing its breadth and depth of valuable industry knowledge and expertise to develop solutions for technologies and standards that will ultimately facilitate the global commercialization of digital cinema. Headquartered in Burbank, California, Technicolor Digital Cinema offers the most comprehensive set of digital cinema services and solutions, including compression, encryption, key management, secure distribution, storage, scheduling and playback, and maintenance and support. Additionally, the division works closely with major film studios to support current digital cinema releases. Technicolor Digital Cinema is an operating unit of Technicolor Electronic Distribution Services, part of the Services division of Thomson. Since 2000, Technicolor Digital Cinema has managed and distributed well over 100 titles for eight studios, covering more than 300,000 digital presentations worldwide. For more information:  http://www.technicolordigital.com.

About Technicolor Electronic Distribution Services

Technicolor Electronic Distribution Services, part of the Services division of Thomson, is a leader in the preparation, distribution, and exhibition of digital theatrical content for customers worldwide. Its operations include those of Technicolor Digital Cinema. In addition, Technicolor Electronic Distribution Services provides managed services to enable content distribution over Internet protocol (IP) networks that allow customers to deliver a differentiated content offering. For more information:  http://www.technicolor.com.

Relations Presse
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Keith R. Pillow (Etats-Unis)	+1 805 445 4254	keith.pillow@thomson.net
Season A. Skuro (Etats-Unis)	+1 805 383 3245	season.skuro@thomson.net
Relations Investisseurs
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press Release

Thomson Secures Wide Ranging Hollywood Studio Support for

Significant Digital Cinema Rollout

DreamWorks, Sony Pictures, Universal and Warner Bros. Sign Agreements to Utilize

Digital Projection Systems from Technicolor Digital Cinema in 5,000 Screens in the United States and Canada; Twentieth Century Fox, New Line Cinema and The Weinstein Company  in Negotiations to Support Venture; Thomson Plans to Deploy at Least 15,000 Screens

PARIS, France and BURBANK, Calif., — November 10, 2005 —Thomson (Euronext 18453; NYSE: TMS) today announced that its Services division has reached digital cinema usage agreements with DreamWorks, Sony Pictures, Universal Pictures and Warner Bros. to accelerate the deployment of digital cinema systems in North America. In addition, the company is in late stage negotiations with Twentieth Century Fox, New Line Cinema and The Weinstein Company and expects these studios to be part of the initial deployment.

Under the separate, long-term agreements, each of the studios has agreed to distribute content digitally throughout the United States and Canada, and pay a virtual print fee for screens equipped with Technicolor Digital Cinema systems, beginning as early as the first quarter of 2006. Studio support for Technicolor Digital Cinema covers an initial rollout of complete digital projection systems in up to 5,000 DCI compliant screens over the next 3-4 years. It is the strategic intention of Thomson to deploy at least 15,000 digitally-equipped screens in the United States and Canada, through the initial rollout and additional phases, over the next 10 years.

The studios included in this announcement have accounted for over $5.4 billion of the $7.2 billion total year-to-date box office revenue in North America in 2005. Thomson is currently in negotiations with other film studios to expand the range of its non-exclusive content agreements. Thomson is also in ongoing discussions with regional and national exhibition chains to finalize plans to begin the deployment of digital cinema installations in early 2006.

Today’s agreements support Thomson’s strategic intent to strengthen its leading role in the services associated with end-to-end digital content preparation, distribution, and exhibition. Thomson’s intended role includes the management of the rollout of digital cinema projection systems covered by this announcement, plus postproduction services, network services, including distribution, and the supply of equipment.

“Thomson’s digital cinema plan is a clear example of our customers’ trust in our ability to deliver the services they need today and in the future,” said Frank Dangeard, Chairman and Chief Executive Officer of Thomson. “We believe that managing this transition requires a technology shift for the entire industry, a move which Thomson is best-placed to handle. These agreements also support Thomson’s strategy of expanding its client base and being a leading service provider to the entertainment industry. Having worked for several years with Hollywood to craft the right launch for digital cinema at the right time, we are also uniquely positioned to support the movie industry in other parts of the world in achieving this shift.”

“We are pleased to be part of the Technicolor Digital Cinema rollout,” said Jim Tharp, Head of Distribution at DreamWorks.  “The Technicolor business model makes the transition to digital cinema economically sensible.  In addition, we believe that theatre owners and the movie-going audience will enjoy the vibrant picture and sound available through digital distribution as each subsequent showing will look as good as the first.”

“This is a significant development in the evolution to digital distribution of our motion pictures,” said Jeff Blake, Vice Chairman of Sony Pictures Entertainment and Chairman of worldwide marketing and distribution for Columbia Tri-Star Motion Picture Group. “The Technicolor Digital Cinema business model was compelling, and this agreement ensures that our content will be displayed with the quality and reliability we require, and consumers demand.”

“In our continued effort to be proactive in the transition to digital cinema, Universal is pleased to have entered into this agreement along with other studio partners,” said Nikki Rocco, President of Distribution, Universal Pictures. “As digital technology in theatres continues to evolve we see only great benefits to the movie-going public.”

“Technicolor has been a trusted service provider to Hollywood for many years and their expertise in both film and digital cinema is unmatched in the industry,” said Chris Cookson, President, Warner Bros. Technical Operations & Chief Technology Officer, Warner Bros. Entertainment “We are excited to pursue the next phase of the long-awaited rollout of digital cinema.”

“We are impressed with the thoroughness of the Technicolor Digital Cinema business plan and  are very interested in exploring the future role it could play  for the studios, exhibitors and the movie going public,” said  David Tuckerman, President, New Line Cinema Distribution.  “We look forward to being a part of this venture as Technicolor initiates its digital cinema roll out early next year.”

Bob and Harvey Weinstein, co-chairmen of The Weinstein Company, jointly said, “The development of digital cinema and the broad-based industry support for the Technicolor Digital Cinema plan is good news for filmmakers as it will expand our creative flexibility and exhibition options.  We have selected Thomson to be our partner in film, post production and DVD services and we look forward to finalizing our digital cinema agreement in time for the initial deployment.”

Business Model and Financing

Under the business model for the digital cinema rollout, the studios will continue to book films directly with exhibitors, and if a booked screen is equipped with a Technicolor Digital Cinema system, the studio will pay Thomson a virtual print fee for usage of the digital equipment. Current estimates of the total cost of installed digital cinema systems are in the $90,000 – 100,000 range per screen.

The business model has been structured to allow the rollout to be financed from a variety of sources, including equipment vendors and financial partners. With today’s agreements in place, Thomson can now focus on sourcing the optimal financing structure for this rollout.

This announcement comes shortly after the publication of the Digital Cinema Initiatives LLC (DCI) industry specifications for digital cinema. The Technicolor Digital Cinema plan will be technology agnostic, allowing both exhibitors and studios to benefit from the best available technology, including both 2K and 4K projection.

This plan provides an industry-wide digital cinema framework addressing all aspects of the much-anticipated digital cinema rollout: full output long-term content commitments by multiple Hollywood film studios; the widespread deployment of digital projection systems with exhibitors, and a broad industry commitment for the installation, operation, and financing of those systems through a proven, experienced service provider.

By launching a program with a plan to convert at least 15,000 screens in the United States and Canada, Thomson further believes it will have the scale to support all interested exhibitors in a move to digital cinema, from large chains through independents.  In response to exhibitor and studio requests, Thomson will start its rollout with a “beta test” to prove DCI equipment operates in a commercial environment at the very high level which all parties require.

Today’s announcement demonstrates Thomson’s commitment to enabling the transition to digital forms of distribution for its customers. Thomson will manage revenues flow from both physical/analog environment as of today (print fees and distribution charges), and from the digital cinema environment (virtual print fees and distribution charges). Thomson estimates that the opportunities from the market for digital cinema services are at least as great as from today’s $1.5 billion global film print and distribution market.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About Technicolor Digital Cinema

Since its inception in 1999, Technicolor Digital Cinema has been a pioneer in the enabling and advancement of digital cinema initiatives. By actively working side-by-side with key digital cinema stakeholders as a technology enabler and service provider, Technicolor Digital Cinema is utilizing its breadth and depth of valuable industry knowledge and expertise to develop solutions for technologies and standards that will ultimately facilitate the global commercialization of digital cinema. Headquartered in Burbank, California, Technicolor Digital Cinema offers the most comprehensive set of digital cinema services and solutions, including compression, encryption, key management, secure distribution, storage, scheduling and playback, and maintenance and support. Additionally, the division works closely with major film studios to support current digital cinema releases. Technicolor Digital Cinema is an operating unit of Technicolor Electronic Distribution Services, part of the Services division of Thomson. Since 2000, Technicolor Digital Cinema has managed and distributed well over 100 titles for eight studios, covering more than 300,000 digital presentations worldwide. For more information:  http://www.technicolordigital.com.

About Technicolor Electronic Distribution Services

Technicolor Electronic Distribution Services, part of the Services division of Thomson, is a leader in the preparation, distribution, and exhibition of digital theatrical content for customers worldwide. Its operations include those of Technicolor Digital Cinema. In addition, Technicolor Electronic Distribution Services provides managed services to enable content distribution over Internet protocol (IP) networks that allows customers to deliver a differentiated content offering. For more information:  http://www.technicolor.com.

Thomson Media Relations
Keith R. Pillow (U.S.)	+1 805 445 4254	keith.pillow@thomson.net
Season A. Skuro (U.S.)	+1 805 383 3245	season.skuro@thomson.net
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net

Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press Release

Thomson S.A. and S.I.SV.EL. S.p.A. have reached an agreement regarding the mp3 and MPEG 2 audio compression patents

Paris, November 09, 2005 — Thomson S.A. and S.I.SV.EL. S.p.A. announce that they have reached an agreement regarding the mp3 and MPEG 2 audio compression patents owned by France Telecom, TDF S.A.(Télédiffusion de France), U.S. Philips Corporation, Koninklijke Philips Electronics N.V., Institut fur Rundfunktechnik GmbH, and Bayerische Rundfunkwerbung GmbH, and licensed by Sisvel and its U.S. subsidiary Audio MPEG, Inc. This agreement includes the dismissal of all litigation and administrative proceedings pending between them, the resolution of all past disputes, and the granting of a  MPEG audio license to Thomson.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press Release

Rémy Sautter appointed as censeur of Thomson's Board

Paris, October 19, 2005, the Board of Thomson (Paris Euronext : 18453 ; NYSE : TMS) met on October 12, 2005 and has decided the appointment of Mr Rémy Sautter as censeur, effective immediately.

Mr Sautter has been the Chairman of the board of RTL Radio (France) and the Chairman of the board of FIVE TV (U.K.). He is also a non-executive director of PARTNER RE Ltd, a NYSE-listed global reinsurance company, of TAYLOR NELSON SOFRES, a U.K.- listed company, and two media companies listed in France : M6 TV and PAGES JAUNES SA.

Mr Sautter holds a degree in law; he is graduated from the “Institut d’Etudes Politiques”, Paris, and “ENA” (Ecole Nationale d’Administration). In 1971, he joined the “Caisse des Dépôts  et Consignations” as Deputy Treasurer. Between 1975 and 1977, he was a Financial attaché to the French Embassy in the United States. Between 1981 and 1983, he was acting as a Financial counsellor to the French Minister of Defense. In 1983, he has been Chief Financial Officer of HAVAS, the media group and parent company of CANAL PLUS as one of its first directors.

In 1985, Rémy Sautter joined RTL – GROUP, where he held various positions in the radio and television business until he became Chief Executive Officer from 1996 till 2000.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7 th, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer